FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES
NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 104TH BUSINESS TERM
REPORT FOR THE 104TH BUSINESS TERM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date March 18, 2005	By /s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice of convocation of the ordinary general meeting of shareholders for the 104th business term

2.	Report for the 104th business term

March 4, 2005

TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai President and C.E.O.

NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 104TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 104th Business Term of the Company will be held as described below and that you are requested to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing. After reviewing the following Reference Materials, please indicate your consent/dissent and affix your seal on the enclosed CARD FOR EXERCISE OF VOTING RIGHTS, and return it to us.

1.	DATE AND HOUR:	March 30 (Wednesday), 2005 at 10:00 a.m.

2.	PLACE:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo (Please see the map on page 14.)

3.	MATTERS CONSTITUTING THE PURPOSE OF THE MEETING

          Matters to be Reported:

1.	Reports on the Business Report, Balance Sheets and Statements of Income for the 104th Business Term (from January 1, 2004 to December 31, 2004).

2.	Reports on the Consolidated Balance Sheets and Consolidated Statements of Income for the 104th Business Term, and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

     Matters to be Resolved upon:

Propositions:
Item No.1	-	Approval of the Proposal of Profit Appropriation for the 104th Business Term
Item No.2	-	Partial Amendment of the Articles of Incorporation Gist of this item is set forth in the “Reference Materials for Exercise of Voting Rights” hereafter.
Item No.3	-	Election of Twenty-Five Directors
Item No.4	-	Grant of Retiring Allowance to Directors to be Retired

(The enclosed “Report for the 104th Business Term” is the accompanying document relating to Matters to be Reported and Item No. 1 of the Propositions.)

Upon attending the Meeting, please present the enclosed Card for Exercise of Voting Rights to the receptionist at the place of the Meeting.

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHTS

1.	Number of Voting Rights Held by All Shareholders:

8,862,993 voting rights

2.	Propositions and Reference Matters

Item No.1: Approval of the Proposal of Profit Appropriation for the 104th Business Term

Considering further reinforcement of the company organization and expansion of business operations in the future, the Proposal of Profit Appropriation for the 104th Business Term is intended to be as described in the enclosed “Report for the 104th Business Term (page 59).”

Regarding our year-end dividend, since the Company was able to achieve record high results for this Business Term, both in terms of non-consolidated and consolidated base results, we propose a dividend of 40.00 yen per share, which is an increase by 5.00 yen compared to the dividend for the previous term, in order to respond to the continuing support from our shareholders.

Since we have already paid an interim dividend of 25.00 yen per share, together with the above dividend, the dividend for the entire Business Term will be 65.00 yen per share, an increase of 15.00 yen compared to the dividend for the previous Business Term.

As for the bonus for Directors, it is proposed to be 199,500,000 yen.

In addition, you are requested to approve that, based on the provisions of tax law, Reserve for Deferral of Capital Gain on Property should be reversed and Reserve for Special Depreciation should be reversed and accumulated.

Item No.2: Partial Amendment of the Articles of Incorporation

1.	Reason and Purpose of Amendment

To prepare for future expansion of business operations, we propose to insert a new item (8) to Article 2 following the current item (7), and change the item number of all items below the current item (8).

2.	Substance of Amendment

The substance of the amendment is as follows:

(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment

Objects		Objects
Article 2.	The objects of the Company shall be to engage in the following business:	Article 2.	The objects of the Company shall be to engage in the following business:
(1)	Manufacture and sale of optical machineries and instruments of various kinds.	(1)	(Same as Present Text)
(2)	Manufacture and sale of acoustic, electrical and electronic machineries and instruments of various kinds.	(2)	(Same as Present Text)
(3)	Manufacture and sale of precision machineries and instruments of various kinds.	(3)	(Same as Present Text)
(4)	Manufacture and sale of medical machineries and instruments of various kinds.	(4)	(Same as Present Text)
(5)	Manufacture and sale of general machineries, instruments and equipments of various kinds.	(5)	(Same as Present Text)
(6)	Manufacture and sale of parts, materials, etc. relative to the products mentioned in each of the preceding items.	(6)	(Same as Present Text)
(7)	Production and sale of software products.	(7)	(Same as Present Text)

	(New)	(8)	Manufacture and sale of pharmaceutical products
(8)	Telecommunications business, and information service business such as information processing service business, information providing service business etc.	(9)	(Same as Present Text)
(9)	Contracting for telecommunications works, electrical works and machinery and equipment installation works.	(10)	(Same as Present Text)
(10)	Sale, purchase and leasing of real properties and contracting for architectural works.	(11)	(Same as Present Text)
(11)	Manpower providing business, property leasing business and travel business.	(12)	(Same as Present Text)
(12)	Business relative to investigation, analysis of the environment and purification process of soil, water, etc.	(13)	(Same as Present Text)
(13)	Any and all business relative to each of the preceding items.	(14)	(Same as Present Text)

Item No.3: Election of Twenty-Five Directors

The term of offices of all of the twenty-seven Directors will expire at the end of this Meeting. We would like you to elect twenty-five Directors.

The candidates for the Directors are as follows:

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
1	Fujio Mitarai	Mar. 1989:	Senior Managing & Representative Director	59,800
	(Sep. 23, 1935)	Mar. 1993:	Executive Vice President & Representative Director	shares
		Sep. 1995:	President & C.E.O. (present)

As of
		Mar. 1962:	Entered the Company
		Mar. 1991:	Director
2	Yukio Yamashita	Jan. 1996:	Group Executive of Human Resources Management &	11,420
	(May 15, 1939)		Organization Headquarters (present)	shares
		Mar. 1997:	Managing Director
		Jan. 1999:	Senior Managing Director (present)

As of
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
3	Toshizo Tanaka	Apr. 1995:	Group Executive of Finance & Accounting	11,668
	(Oct. 8, 1940)		Headquarters (present)	shares
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director (present)

As of
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
4	Tsuneji Uchida	Jan. 2001:	Chief Executive of Image Communication Products	5,200
	(Oct. 30, 1941)		Operations (present)	shares
		Mar. 2001:	Managing Director
		Mar. 2003:	Senior Managing Director (present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1967:	Entered the Company
		Mar. 1993:	Director
5	Yusuke Emura	Mar. 1999:	Managing Director (present)	11,433
	(Nov. 30, 1944)	Jan. 2002:	Group Executive of Global	shares
Environment Promotion
Headquarters (present)

As of
		Apr. 1970:	Entered the Company
6	Nobuyoshi Tanaka	Mar. 1993:	Director
	(Dec. 23, 1945)	Apr. 1999:	Group Executive of Corporate Intellectual Property and	11,455
			Legal Headquarters (present)	shares
		Mar. 2001:	Managing Director (present)

As of
		Jan. 1970:	Entered the Company
7	Junji Ichikawa	Mar. 1997:	Director	9,631
	(Feb. 9, 1943)	Mar. 2001:	Managing Director (present)	shares
		Apr. 2004:	Chief Executive of Optical Products Operations (present)

As of
		Nov. 1973:	Entered the Company
		Mar. 1997:	Director
8	Hajime Tsuruoka	Mar. 1999:	President of Canon Europa N.V. (present)	6,695
	(Jul. 9, 1943)	Mar. 2001:	Managing Director of the Company (present)	shares
(Representation in other companies)
- President of Canon Europa N.V.

As of
		Apr. 1968:	Entered the Company
9	Akiyoshi Moroe	Mar. 1999:	Director	10,555
	(Sep. 28, 1944)	Apr. 1999:	Group Executive of General Affairs	shares
Headquarters (present)
		Mar. 2003:	Managing Director (present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1969:	Entered the Company
10	Kunio Watanabe	Apr. 1995:	Group Executive of Corporate Planning Development	7,535
	(Oct. 3, 1944)		Headquarters (present)	shares
		Mar. 1999:	Director
		Mar. 2003:	Managing Director (present)

As of
		Apr. 1969:	Entered the Company
		Mar. 1999:	Director
11	Hironori Yamamoto	Jul. 1999:	Group Executive of Core Technology Development	4,200
	(Dec. 23, 1943)		Headquarters (present)	shares
		Mar. 2004:	Managing Director (present)

As of
		Apr. 1970:	Entered the Company
		Oct. 1998:	President of Canon Canada, Inc.
12	Yoroku Adachi	Mar. 2001:	Director of the Company (present)	5,095
	(Jan. 11, 1948)	Apr. 2001:	President of Canon (China) Co., Ltd. (present)	shares
(Representation in other companies)
- President of Canon (China) Co., Ltd.

As of
		Apr. 1974:	Entered the Company
		Feb. 2001:	Chief Executive of Chemical Products Operations
13	Yasuo Mitsuhashi	Mar. 2001:	Director (present)	4,385
	(Nov. 23, 1949)	Apr. 2003:	Chief Executive of Peripheral Products	shares
Operations (present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1970:	Entered the Company
14	Katsuichi Shimizu	Apr 2001:	Deputy Chief Executive of Office	4,525
	(Nov. 13, 1946)		Imaging Products Operations	shares
		Mar. 2003:	Director (present)
		Apr. 2003:	Chief Executive of Inkjet Products Operations (present)

As of
		Apr. 1972:	Entered the Company
15	Ryoichi Bamba	Apr. 1998:	Senior Vice President of Canon U.S.A., Inc.	2,500
	(Nov. 25, 1946)	Feb. 2003:	Executive Vice President of Canon U.S.A., Inc. (present)	shares
		Mar. 2003:	Director of the Company (present)

As of
		Apr. 1972:	Entered the Company
16	Tomonori Iwashita	Jan. 2001:	Group Executive of Photo Products Group	2,900
	(Jan. 28, 1949)	Mar. 2003:	Director (present)	shares
		Apr. 2003:	Deputy Chief Executive of Image Communication
Products Operations (present)

As of
		Apr. 1972:	Entered the Company
17	Toshio Homma	Apr. 2001:	Deputy Chief Executive of i Printer Products Operations	6,195
	(Mar. 10, 1949)	Mar. 2003:	Director (present)	shares
		Jul. 2003:	Group Executive of L Printer Business Promotion
Headquarters (present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1972:	Entered the Company
		Aug. 1999:	Senior General Manager of
Production Engineering Center
18	Shigeru Imaiida	Mar. 2003:	Director (present)	3,435
	(Sep. 16, 1948)	Apr. 2003:	Deputy Group Executive of Global	shares
Manufacturing Headquarters
		Apr. 2004:	Group Executive of Global
Manufacturing Headquarters
(present)

As of
		Apr. 1971:	Entered the Company
		Jul. 2003:	Deputy Group Executive of
Finance & Accounting
19	Masahiro Osawa		Headquarters	2,995
	(May 26, 1947)	Mar. 2004:	Director (present)	shares
		Apr. 2004:	Group Executive of Global
Procurement Headquarters
(present)

As of
		Apr. 1971:	Entered the Company
		Jan. 2000:	Deputy Group Executive of Human
Resources Management &
20	Keijiro Yamazaki		Organization Headquarters	2,400
	(Oct. 14, 1948)	Mar. 2004:	Director (present)	shares
		Apr. 2004:	Group Executive of Information &
Communication Systems
Headquarters (present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Aug. 1978:	Entered the Company
		Jul. 2003:	Deputy Group Executive of SED
Development Headquarters
21	Shunichi Uzawa	Mar. 2004:	Director (present)	2,635
	(Jan. 26, 1949)	Apr. 2004:	Group Executive of SED	shares
Development Headquarters
		Oct. 2004:	President of SED Inc. (present)
(Representation in other companies)
- President of SED Inc.

As of
		Apr. 1975:	Entered the Company
		Apr. 1999:	Group Executive of Office Imaging
22	Masaki Nakaoka		Products Group 1	1,700
	(Jan. 3, 1950)	Apr. 2001:	Deputy Chief Executive of Office	shares
Imaging Products Operations
(present)
		Mar. 2004:	Director (present)

As of
		Apr. 1972:	Entered the Company
		Oct. 2003:	Deputy Group Executive of
Leading-Edge Technology
Development Headquarters
23	Toshiyuki Komatsu	Mar. 2004:	Director (present)	1,200
	(Jan. 19, 1950)	Apr. 2004:	Group Executive of Leading-Edge	shares
Technology Development
Headquarters and Deputy Group
Executive of Core Technology
Development Headquarters
(present)

Number of the
Candidate	Name	Brief personal record and representation		Company’s
No.	(Date of birth)	in other companies		shares held
As of
		Apr. 1977:	Entered the Company
		Apr. 2001:	Deputy Group Executive of Device
Technology Development
24	Shigeyuki Matsumoto		Headquarters	1,835
	(Nov. 15, 1950)	Jan. 2002:	Group Executive of Device	shares
Technology Development
Headquarters (present)
		Mar. 2004:	Director (present)

As of
		Apr. 1974:	Entered the Company
		Apr. 2003:	Deputy Chief Executive of
25	Haruhisa Honda		Chemical Products Operations	1,926
	(Oct. 14, 1948)	Mar. 2004:	Director (present)	shares
		Apr. 2004:	Chief Executive of Chemical
Products Operations (present)

Note: None of the candidates for the Directors have any special interest in the Company.

Item No. 4: Grant of Retiring Allowances to Directors to be Retired

It is proposed that retiring allowances be granted to each of Messrs. Kinya Uchida and Ikuo Soma, the Directors to be retired at the end of this Meeting, in appreciation of their services during their terms in offices, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. be entrusted to the Board of Directors.

Brief personal records of each of the Directors to be retired are as follows:

Name	Brief personal record
As of
Mar. 1995: Director
Kinya Uchida	Mar. 1999: Managing Director
Mar. 2003: Senior Managing Director (present)

As of
Ikuo Soma	Mar. 1999: Director
Mar. 2003: Managing Director (present)

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tamagawa Line of
Tokyo Electric Express Railway, Ltd. (About 10
minutes walk)

To Our Shareholders	17

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 104th Business Term)

Business Report	18

Consolidated Balance Sheets	46

Consolidated Statements of Income	47

Audit Report of Accounting Auditor on Consolidated Balance Sheets and Consolidated Statements of Income (Certified Copy)	50

Audit Report of Board of Corporate Auditors on Consolidated Balance Sheets and Consolidated Statements of Income (Certified Copy)	52

Non-Consolidated Balance Sheets	54

Non-Consolidated Statements of Income	56

Proposal of Profit Appropriation	59

Audit Report of Accounting Auditor (Certified Copy)	60

Audit Report of Board of Corporate Auditors (Certified Copy)	62

(For Reference)

Information on Shares	64

*	The products mentioned in this report may have different names in other regions.

To Our Shareholders

     We are pleased to present our business report for the 104th business term (from January 1, 2004 to December 31, 2004)

     The global economy trended strongly during the first half of the year, supported by strength in the United States and China. However, during the latter half of the year, fears arising from rising crude oil prices and the U.S. “twin deficits” contributed to a weaker dollar and a slow-down in business activities. Amidst this operating environment, the Canon Group’s continuous efforts to implement reforms in product development, manufacturing and marketing allowed us to consecutively achieve record-high levels of sales and profits on both a consolidated and a non-consolidated basis during the term.

     At our 104th Ordinary General Meeting of Shareholders, in consideration of our business results for this term, we will propose a dividend payment of 40 yen per share as of the end of the fiscal year to show our sincere appreciation for your loyal support. This is in addition to the interim dividend of 25 yen per share, which will bring the full-year dividend to a total of 65 yen per share, or 15 yen more than in the previous term.

     We have now entered the final year of Phase II (2001 to 2005) of our “Excellent Global Corporation Plan.” In order to create an enduring management platform, we will continue our efforts to implement reforms throughout our businesses.

     We look forward to your continued support and encouragement in the future.

March 2005

FUJIO MITARAI President & C.E.O.

(Materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 104th Business Term)

BUSINESS REPORT
(From January 1, 2004 to December 31, 2004)

1.	General Business Outline

(1)	Business Progress and Results of the Canon Group

■  General Business Conditions

     Reviewing conditions in both the domestic and overseas economies during the fiscal year, the U.S. economy trended favorably, despite a slight slowdown during the latter half, largely thanks to strong consumer spending and capital investments brought on by the aggressive fiscal policy and a neutral monetary policy. In Europe, consumer spending and capital investments remained generally weak, but the European economies showed a modest recovery during the first half, which slowed in the second half due to weak exports resulting from the strengthening of the euro. Economies in Asia, particularly China, benefited from strong expansion in both domestic demand and exports, and continued to record strong growth. At the same time, while Japan’s economy initially expanded thanks to support from improved corporate earnings and an expansion in capital investments, slowing export growth caused by the weakening of economies around the world and slower consumer spending during the latter half of the year led to a correction towards the yearend. In the foreign exchange markets, the yen strengthened against the U.S. dollar, while it weakened against the euro relative to the previous term.

     With regard to markets relevant to Canon, demand for our digital cameras and digital video cameras continued to grow strongly. In the area of computer peripherals, notably such devices as networked multifunctional devices and printers, demand for color-capable and multifunctional equipment grew steadily. However, overall business conditions remained severe due to intensified price competition. At the same time, with regard to optical equipment, recoveries in capital investments by semiconductor manufacturers led to growth in demand for semiconductor production equipment. Additionally, an expansion in the large-format liquid crystal display (LCD) television market contributed to increased demand for mirror projection mask aligners for LCDs.

     Amid this business environment, the Canon Group entered the fourth year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan.” In line with its goals under this plan, it continued to promote measures to establish a highly profitable structure that can withstand the current volatile business environment.

     Together with other Group companies, Canon actively pressed ahead with reforms in development and production processes to speed up development time. In addition, Canon implemented procurement reform designed to reduce costs. In particular, we enhanced our common technological foundations in regard to measuring, analysis and simulation, and promoted the in-house manufacture of key devices and core components. These efforts enabled us to strengthen our management structure, allowing us to timely bring to market highly competitive products differentiated by our unique technologies. Canon also supplemented its infrastructure, both inside and outside Japan, to strengthen its R&D and production technologies, as well as to expand production capacity.

     Reforms undertaken by the Group’s marketing companies throughout the world have led to improved marketing strategies in each country we serve, and as a result, our sales have shown robust growth.

     In October of 2004, we established a joint venture company with Toshiba Corporation and have started preparations for the full-scale launch of our new Surface-condition Electron-emitter Display (SED) flat-screen display business. Even before the official start of this business, we have already received a favorable response to a prototype flat-screen TV using this SED panel exhibited at a trade show.

     As a result, the Canon Group recorded positive results in each of our business segments in both Japanese and overseas markets. During the term we attained, on a consolidated basis, net sales of 3,467.9 billion yen (an 8.4% increase over the previous term), income before income taxes and minority interests of 552.1 billion yen (a 23.2% increase), and net income of 343.3 billion yen (a 24.5% increase). Also, on a non-consolidated basis, we recorded net sales of 2,278.4 billion yen (a 12.6% increase), ordinary profit of 396.3 billion yen (a 23.6% increase), and net income of 249.3 billion yen (a 9.0% increase). All of these figures were record highs.

■  Sales by Operations

Consolidated

	Sales	Change from Fiscal 2003
Operations	(100 millions of yen)	(%)

Business Machines	23,880	4.1
Office Imaging Products	11,210	3.6
Computer Peripherals	11,499	5.6
Business Information Products	1,171	(5.2)

Cameras	7,631	16.8

Optical and Other Products	3,168	26.9

Total	34,679	8.4

Non-Consolidated

	Sales	Change from Fiscal 2003
Operations	(100 millions of yen)	(%)

Business Machines	14,792	6.0
Office Imaging Products	5,009	5.3
Computer Peripherals	9,783	6.3

Cameras	6,045	24.3

Optical and Other Products	1,947	37.7

Total	22,784	12.6

Notes:	1.	Regarding the segment of “Business information products” within the “Business machines” category in the consolidated information above, there were no sales on a non-consolidated basis.
	2.	From this period, the Company is disclosing in the “Office imaging products” category of the consolidated information above, the figures related to information system business (including document solution, network integration, etc.), previously classified under “Optical and other products,” in view of the close association between the information system business and the office imaging products business. The figures for the previous term have been reclassified, accordingly.

●   Business Machines Operations

Office Imaging Products

     Fierce competition continued in both domestic and overseas markets for products targeting business offices, small business owners, and individual users, due to further progress in the switchover to color machines, high performance and price reduction.

     In office-use color machines, we endeavored to expand sales of the “iR C3100” medium-speed multifunction device and the “iR C6800” high-speed multifunction device launched on overseas markets (they had been launched on the Japanese market in the second half of 2003), as well as the “iR C3200/C3200N” which remained strong worldwide. In addition, we fortified our product line-up by releasing new products such as the “iR C3220/C2620” series. As a result, we were able to increase our sales substantially. In office-use digital black and white machines, we continued to enjoy good sales thanks to persistently strong sales of the “iR1600/2000” series, and during the second half of the year, also thanks to our efforts to strengthen our product line-up (from low- to high-speed machines) through the introduction of eight new models (including our high-performance, medium-speed “iR4570/3570/2870/2270” series) which feature Canon’s unique high-speed on-demand fixing, low power consumption and compact size.

     In addition, by taking advantage of our Multifunctional Embedded Application Platform (MEAP) incorporated in our “imageRUNNER” series machines, and our line-up of “imageWARE” series software, which offer users an expanded range of functions, we were able to strengthen our solutions business by aggressively developing workflow solutions to match client needs.

     In the field of products targeting individuals and small-business owners, we saw the shift in customer demand to multifunctional digital devices as a good business opportunity, to which we responded by launching our “Satera MF5730/5750” and “Satera MF3110” black and white machines (for the Japanese market), and the “imageCLASS MF8170c,” the world’s first A4-size-capable color machine (for the North American market), in addition to other efforts to fortify our product line-up and to increase sales.

     As a result of the above-described measures, sales for this segment grew by 3.6% on a consolidated basis and 5.3% on a non-consolidated basis, compared with the previous term.

Computer Peripherals

     In inkjet printers, amid a market in which demand is polarized between high-performance printers dedicated to digital photo printing and low-priced products, Canon aggressively marketed new products that incorporated new technologies under the brand name of “PIXUS” for the Japanese market and “PIXMA” for overseas markets. These technologies included “FINE,” a high-precision print head that enables the use of extremely fine ink droplets; “ChromaLife 100,” an ink with improved print quality and longer life; and “PictBridge,” an industry standard that enables easy printing directly from digital cameras. Furthermore, as there was a notable demand shift to multifunctional inkjet machines in major markets, the strength of well-received “PIXUS MP300” series, introduced in the previous year, and the market launching of “PIXUS MP900/770” (for the Japanese market) and “PIXUS MP790/780” resulted in favorable sales of multifunctional inkjet machines.

     Turning to laser beam printers, our OEM-brand color printers grew strongly in volume, and sales of black-and-white printers increased due to strong demand stimulated by declining prices. As for Canon-brand products, sales of black-and-white printers, such as the newly-introduced A3-size-capable “Satera LBP-3600,” were strong in Japan, and we actively promoted color printers like the “Satera LBP-2410” and “Satera LBP5000” series.

     With regard to image scanners, our efforts to increase sales in various global markets by the introduction of our flagship model “CanoScan 9950F” and the slim “CanoScan LiDE35” (for overseas markets) with a contact image sensor, resulted in bigger shares in the major overseas markets. However, our sales volumes fell, due partly to the shift in demand towards multifunctional printers.

     As a result, this segment recorded an increase in sales of 5.6% on a consolidated basis and 6.3% on a non-consolidated basis, compared with the previous term.

Business Information Products

     The demand for commercial-use document scanners marketed by Canon Electronics, Inc. is expanding in major markets around the world due to the trend toward the replacement of paper documents by electronic ones. In particular, we recorded strong sales of our “DR Scanner” series, including the high-speed “DR-9080C/6080” launched on the market in the second half of 2003.

     Sales of calculators marketed by Canon Electronics Business Machines (H.K.) Co., Ltd. remained flat due to the negative impact of price declines, despite retaining the top share in the U.S. market for print-capable calculators and the launching on the Japanese market of a desktop calculator that can also function as a plug-in 10-key pad for laptops and notebook computers. Sales of electronic dictionaries targeting the Japanese market increased through the new introduction of “wordtank V80” (Chinese) and “wordtank V30” (English), incorporating unique functions for learners such as pen-touch input, animation displays of how to write Chinese characters, and pronunciation.

     With regard to servers and personal computers handled by Canon Sales Co., Inc., demand from corporate clients on the Japanese market held steady, but a decline in sales was caused by our change in marketing strategy from selling single products to a solutions business involving the proposal of unique combinations of various products.

     Consequently, sales decreased 5.2% on a consolidated basis from the previous term.

Note:  For this segment, there were no sales on a non-consolidated basis.

●  Camera Operations

     In digital cameras, we enjoyed a large sales increase, thanks particularly to expanded demand in the area of single lens reflex (SLR) cameras. We expanded sales of the newly introduced, “EOS-1Ds Mark II” and “EOS-1D Mark II,” our flagship models, and the “EOS-20D” for high-end amateur demand, in addition to our affordable “EOS Kiss Digital,” which enjoyed a favorable market response. Demand for our EF lens series of products was also firm. In compact digital cameras, growth in the Japanese market subsided, but it remained high in overseas markets, and the introduction of ten new products in our “PowerShot” series including the “PowerShot Pro1,” and six new products in the “IXY DIGITAL” series including the “IXY DIGITAL 50,” during the reporting term caused a strong growth in sales. In response to market needs for digital photo printers, we adopted a strategy of seeking synergies with our digital cameras. With this aim in mind, we introduced five new products in the “SELPHY” series, including the “CP-330” compact photo printer, which utilizes the industry-standard “PictBridge” technology.

     In digital video cameras, we fortified our lineup worldwide and expanded sales with the addition of our “XL2 KIT,” professional-use flagship model, and the “IXY DV M3 KIT” and “FV M20 KIT” which feature sophisticated video and still-image recording functions.

     In film cameras, we launched two new affordable SLR cameras, including the “EOS Kiss 7,” and three new compact cameras, including the high-end “Autoboy 180.” In spite of these initiatives, however, film camera sales declined as global demand continued its shift toward digital cameras.

     We saw strong sales of our newly-released “Power Projector SX50” LCD projector, which utilizes our “AISYS” reflective liquid crystal optical engine to achieve high resolution and brightness in a compact, low-cost unit.

     As a result, this segment recorded an increase in sales of 16.8% on a consolidated basis and 24.3% on a non-consolidated basis, compared with the previous term.

●  Optical and Other Products Operations

     Strength was seen in the semiconductor devices markets, mostly due to strong demand for cellular phones and digital consumer products, as well as replacement demand for personal computers. Device manufacturers made large investments in production facilities, primarily in Japan and other parts of Asia. Amidst this trend, demand for our semiconductor production equipment grew briskly and sales rose significantly, partly due to the introduction of new products like “FPA-6000ES6,” which uses krypton fluoride (KrF) excimer lasers as the light source. In the LCD panel market, growth in demand for panels used in television and personal computer applications has stimulated panel makers to continue panel manufacturers’ vigorous capital investments. In particular, many inquiries were made by manufacturers in Taiwan and Korea for mirror projection mask aligners for large panels. Our efforts to sell more units of our “MPA-8000,” which is capable of handling sixth-generation-sized panels (1,500 by 1,850 mm) and the “MPA-7800” series, capable of handling fifth-generation panels, proved successful, with sales volume increasing dramatically.

     Although there were no significant changes in the size of the market for television broadcasting lenses, the shift towards digital broadcasting equipment, which began in 2002, has contributed to replacement demand and recoveries in capital investments, allowing sales to stay firm. During this term, we introduced 13 new products, including lenses for High Definition Television (HDTV) cameras, and we focused on increasing sales of “J17ex7.7B” and other handy-type products in our high-grade “ENG” lens series. As a result, we successfully expanded sales not only in Japan and the United States, but also in many countries in Europe and Asia as well.

     In medical equipment, sales of X-ray digital cameras in our “CXDI” series — utilizing Canon’s unique sensor technology — achieved solid growth, not only in Europe and the United States, but also in Asia. Furthermore, sales of our “CR-DGi” non-mydriatic retinal digital camera – introduced during the previous term – remained robust.

     Our sales efforts caused this business segment to record an increase in sales of 26.9% on a consolidated basis and 37.7% on a non-consolidated basis, compared with the previous term.

Note:  The products mentioned above may have different names in other areas.

■  Facilities Investment by the Canon Group
     The investment in facilities during this term totaled 318.7 billion yen (209.5 billion yen by the Company).

Main facilities completed during this term

•	Fukushima Canon Inc.: New Computer Peripherals Manufacturing Plant* (Business Machines Operations)

Location: Fukushima-shi, Fukushima Pref. Date of Completion: June 2004 * Leased to Fukushima Canon Inc. by the Company

•	Optics R&D Center: New R&D Building (Optical Products Operations)

Location: Utsunomiya-shi, Tochigi Pref. Date of Completion: August 2004

•	Hiratsuka Development Center: New R&D Building (Headquarters Operations)

Location: Hiratsuka-shi, Kanagawa Pref. Date of Completion: December 2004

Main facilities under construction for establishment/expansion as of the end of this term

•	Yakou Project (tentative name): New R&D Building (Business Machines Operations)

Location: Kawasaki-shi, Kanagawa Pref.

•	Canon Inc. Headquarters: New R&D Building (Headquarters Operations)

Location: Ohta-ku, Tokyo

•	Canon Inc.: Land for new Production Technology Base (Headquarters Operations)

Location: Kawasaki-shi, Kanagawa Pref.

•	Oita Canon Inc.: Camera Manufacturing Plant/New Logistics Building* (Camera Operations)

Location: Oita-shi, Oita Pref. * To be leased to Oita Canon Inc. by the Company

(2)	Management Perspectives of the Canon Group

     The world economy is expected to expand gradually, but we must be prepared to deal with a number of factors surrounding the Canon Group that may create an unpredictable operating environment, such as signs of a slowdown in economic growth observed since the latter half of 2004, and the uncertain situation in the Middle East.

     Against this backdrop, the Canon Group is entering the final year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan,” and we will emphasize the implementation of the following measures.

     In order for the Group to be able to maintain sustained growth despite rapid changes in the global situation, we need to be acutely conscious of manufacturing processes when developing products. We also need to exhaustively strengthen the manufacturing technologies used in our production facilities and raise the level of employees’ manufacturing skills. To this end, we will strengthen collaboration between development and manufacturing departments. In addition to implementing reforms that will enable us to create products without the need for prototypes throughout the various stages of the product development process, we need to expand the in-house manufacture of key components of our products, and also the devices and molds used to manufacture them and to automate our assembly processes. In this way, we aim to further lower our manufacturing cost rate and accumulate our manufacturing technologies.

     We plan to create and strengthen new businesses for the next generation. Among these, we have selected the display business, commencing with SED (Surface-condition Electron-emitter Display), as the next main earnings driver. In order to achieve quick realization of mass production, we have to establish its manufacturing technologies and reduce costs as soon as possible. Furthermore, we plan to bolster our ability to develop key components to supply sophisticated products that depend on our unique technologies, which can be unrivaled. At the same time, we are fostering new business developments by subsidiaries, by supporting their technologies.

     We also need to develop an infrastructure that will contribute to the creation of highly advanced and efficient R & D and manufacturing operations.

     Finally, because our ability to achieve these goals will depend upon the capabilities of each and every one of our employees, we will place even greater emphasis on the cultivation of human resources and the development of individual skills. With regard to compliance issues, we will make our best efforts to ensure a full understanding of the issues by all employees of Canon Group companies.

(3)	Business Results and Status of Assets of the Canon Group

Consolidated
	100th Business Term	101st Business Term
	(Jan. 1, 2000-Dec. 31, 2000)	(Jan. 1, 2001-Dec. 31, 2001)

Net Sales	26,964	29,075
(100 millions of yen)

Income before Income Taxes and Minority Interests	2,271	2,815
(100 millions of yen)

Net Income	1,340	1,675
(100 millions of yen)

Basic Net Income Per Share	153.66	191.29
(yen)

Total Assets	28,321	28,447
(100 millions of yen)

Net Assets
(Total Stockholders’ Equity)	12,989	14,584
(100 millions of yen)

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	Basic net income per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated
	100th Business Term	101st Business Term
	(Jan. 1, 2000-Dec. 31, 2000)	(Jan. 1, 2001-Dec. 31, 2001)

Net Sales	16,842	17,074
(100 millions of yen)

Ordinary Profit	1,559	2,111
(100 millions of yen)

Net Income	884	391
(100 millions of yen)

Net Income Per Share	101.32	44.71
(yen)

Total Assets	15,812	16,580
(100 millions of yen)

Net Assets
(Total Stockholders’ Equity)	10,956	11,184
(100 millions of yen)

Notes:	1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term. However from the 101st business term the treasury stock is excluded upon calculation. In addition, from the 103rd business term, upon calculation of net income per share, the amount of directors’ bonuses shown in the Proposal of Profit Appropriation is deducted from the net income.
	2.	Net income and net income per share for the 101st business term decreased significantly from the 100th business term due to a one-time amortization of unrecognized net pension obligations.

102nd Business Term	103rd Business Term	104th Business Term
(Jan. 1, 2002-Dec. 31, 2002)	(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)

29,401	31,981	34,679

3,300	4,482	5,521

1,907	2,757	3,433

217.56	313.81	387.80

29,427	31,821	35,870

15,919	18,655	22,099

102nd Business Term	103rd Business Term	104th Business Term
(Jan. 1, 2002-Dec. 31, 2002)	(Jan. 1, 2003-Dec. 31, 2003)	(Jan. 1, 2004-Dec. 31, 2004)

17,890	20,237	22,784

2,409	3,206	3,963

1,441	2,287	2,493

164.46	260.03	281.30

18,481	20,593	23,848

12,353	14,442	16,514

3.	Net income and net income per share for the 103rd business term increased significantly from the 102nd business term due to gain on exemption from the substitutional portion of the employees’ pension fund.

2.	Company Profile

(The following statements are the status as of December 31, 2004, if not specified otherwise.)

(1)	Main Activities of the Canon Group

     Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices, Copying Machines, Laser Facsimiles

	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunctional Devices, Inkjet Facsimiles, Image Scanners

	Business Information Products	Computers, Document Scanners, Microfilm Equipment, Handy Terminals, Calculators, Electronic Dictionaries

Cameras		Digital Cameras, Film Cameras, Digital Video Cameras, Interchangeable Lenses

Optical and Other Products		Semiconductor Production Equipment, Mirror Projection Mask Aligners for LCD Panels, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment

(2)	Canon Group Global Network

■  Major Domestic Bases

Name [Location]

Canon Inc., Headquarters     [Tokyo]
Atsugi Office [Kanagawa Pref.]
Ayase Plant      [Kanagawa Pref.]
Hiratsuka Development Center     [Kanagawa Pref.]
Ami Plant     [Ibaraki Pref.]
Optics R&D Center     [Tochigi Pref.]
Toride Plant     [Ibaraki Pref.]
Kosugi Office     [Kanagawa Pref.]
Fuji-Susono Research Park     [Shizuoka Pref.]
Tamagawa Plant     [Kanagawa Pref.]
Utsunomiya Plant     [Tochigi Pref.]
Utsunomiya Optical Products Plant [Tochigi Pref.]

Manufacturing
Canon Chemicals Inc. [Ibaraki Pref.] Nagahama Canon Inc. [Shiga Pref.] Fukushima Canon Inc. [Fukushima Pref.] Oita Canon Inc. [Oita Pref.]

Marketing
Canon Sales Co., Inc. [Tokyo] Canon Software Inc. [Tokyo]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.] Canon Finetech Inc. [Ibaraki Pref.] Nisca Corporation [Yamanashi Pref.]

■  Major Overseas Bases

Name [Location]

R&D
Canon Development Americas, Inc. [U.S.A.] Canon Research Centre Europe Ltd. [U.K.] Canon Research Centre France S.A.S. [France] Canon Information Systems Research Australia Pty. Ltd. [Australia]

Manufacturing
Canon Virginia, Inc. [U.S.A.]
Canon Giessen GmbH     [Germany]
Canon Bretagne S.A.S.     [France]
Canon Dalian Business Machines, Inc.     [China]
Canon Zhuhai, Inc.     [China]
Canon Zhongshan Business Machines Co., Ltd.     [China]
Canon (Suzhou) Inc.     [China]
Canon Inc. Taiwan     [Taiwan]
Canon Hi-Tech     (Thailand) Ltd.     [Thailand]
Canon Vietnam Co., Ltd.     [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]

Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Canada, Inc.     [Canada]
Canon Latin America, Inc.     [U.S.A.]
Canon Europa N.V.     [Netherlands]
Canon (UK) Ltd.     [U.K.]
Canon France S.A.S.     [France]
Canon Deutschland GmbH     [Germany]
Canon North-East Oy     [Finland]
Canon (China) Co., Ltd.     [China]
Canon Hongkong Co., Ltd.     [Hong Kong]
Canon Singapore Pte. Ltd.     [Singapore]
Canon Australia Pty. Ltd.     [Australia]
Canon do Brasil Indústria e Comércio Limitada     [Brazil]
Canon Chile, S.A.     [Chile]
Canon South Africa Pty. Ltd. [South Africa]

R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

(3)	Shares and Convertible Debentures of the Company

■  Shares

Total Number of Shares Issuable          2,000,000,000 shares

Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase during This	As of the end of
	the Previous Term	Term	This Term

Total Outstanding Shares (share)	881,338,645	6,638,606	887,977,251

Capital Stock (yen)	168,892,031,931	4,972,315,894	173,864,347,825

Number of Shareholders (person)	34,935	14,548	49,483

Note:	The increase of the total outstanding shares and capital stock reflect the conversion of convertible debentures into shares.

Main Shareholders (Top ten shareholders)

	Investment by		Investment by
	the Shareholders		the Company
	in the Company		in the Shareholders

Name of Shareholders	Number of	Ratio of	Number of	Ratio of
	Shares Held	Voting	Shares Held	Voting
	(thousands	Rights (%)	(thousands	Rights (%)
	of shares)		of shares)

The Dai-Ichi Mutual Life Insurance Co.	59,090	6.7	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	50,367	5.7	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	41,299	4.7	—	—
Moxley & Co.	37,237	4.2	—	—
State Street Bank and Trust Company 505103	34,004	3.8	—	—
Mizuho Corporate Bank, Ltd.	28,946	3.3	—	—
Nomura Securities Co., Ltd.	19,521	2.2	—	—
The Chase Manhattan Bank, N.A. London	19,176	2.2	—	—
State Street Bank and Trust Company	17,288	2.0	—	—
Sompo Japan Insurance Inc.	15,273	1.7	—	—

Notes:	1.	With respect to Mizuho Corporate Bank, Ltd., in addition to the above, there are 5,136 (thousands) shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
	2.	The Company owns 6,263 (thousands) shares (ratio of voting rights: 0.6%) of Sompo Japan Insurance Inc.’s stock, in the form of trust property relating to retirement allowance trust. Ratio of voting rights is calculated based on the number of voting rights as of March 31, 2004.

Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	295	327,329,708

Securities Underwriting Companies	60	23,150,170

Other Domestic Companies	717	29,009,810

Foreign Companies, etc.	1,113	459,121,198

Individual and Others	47,297	48,245,498

The Company’s Own Shares	1	1,120,867

Total	49,483	887,977,251

Shareholding Ratio

■  Convertible Debentures

		Balance of Convertible
Issues	Total Amount	Debentures	Ratio of Conversion

The third series of Unsecured Convertible Debentures Due 2008	40,000 million yen	1,487 million yen	96.3%

The fourth series of Unsecured Convertible Debentures Due 2005	30,000 million yen	309 million yen	99.0%

(4)	Acquisition, Disposition, etc., and Ownership of the Company’s Own Shares

Acquisition during this Term		Disposition during this Term		Number of
	Total Amount		Total Amount	Treasury Stock
Number of	of Acquisition	Number of	of Disposition	as of the end of
Shares	Price	Shares	Price	this Term

Common stock 104,528 shares	559 million yen	Common stock 590,174 shares	1,235 million yen	Common stock 1,120,867 shares

Notes:	1.	The acquisitions during this term reflect the purchase of less-than-one-unit shares.
	2.	The dispositions during this term reflect the delivery of 577,920 shares of the Company’s treasury stock to the shareholders of Igari Mold Co., Ltd., which was made within the Company’s share exchange transaction with Igari Mold Co., Ltd., as well as the sales of less-than-one-unit shares to the Company’s shareholders as per their request.
	3.	There were no share annulment procedures with respect to the Company’s treasury stock during this term.
	4.	The number of the Company’s treasury stock as of the end of the previous term was 1,606,513 shares of common stock.

(5)	Employees of the Canon Group

■  Consolidated

Number of employees	108,257 persons
(Increase of 5,690 persons from the previous term)
Americas	10,258 persons
Europe	10,898 persons
Japan	46,103 persons
Others	40,998 persons

Note:	The number of employees represents the total number of employees excluding those who do not work full-time.

■  Non-Consolidated

Number of employees	19,472 persons
Increase from the previous term	644 persons
Average age	39.2 years
Average years of service	16.8 years

Notes:	1.	The number of employees represents the total number of employees excluding those who do not work full-time.
	2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (1,828 persons).

(6)	Consolidated Status

■  Principal Subsidiaries

		Ratio of
	Capital	Voting Rights of
Name of Subsidiary	Stock	the Company	Main Activities

Canon Sales Co., Inc.	73,303 millions of yen	51.2%	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions of yen	54.6%	Manufacture and sale of information related equipments and precision machinery units for cameras
Canon Finetech Inc.	3,451 millions of yen	60.2%	Manufacture and sale of printers, peripheral devices for business machines and chemicals, etc.
Canon Software Inc.	1,348 millions of yen	58.2%	Development and sale of computer software
NISCA Corporation	2,102 millions of yen	51.1%	Manufacture and sale of office automation equipment and optical measurement equipment, etc.
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0%	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	290,600 thousands of Euro	100.0%	Sale of business machines, cameras, etc. in Europe

Notes:	1.	The ratio of the Company’s voting rights in Canon Sales Co., Inc. and Canon Finetech Inc. are calculated together with the number of voting rights held by a subsidiary.
	2.	The ratio of the Company’s voting rights in Canon Software Inc. and in NISCA Corporation are based on the number of voting rights held by a subsidiary.

■  Consolidated Financial Summary

The number of consolidated subsidiaries of this term was 184, and the number of companies accounted for on equity basis was 17.
The consolidated financial summary of this term are as shown in pages 34 to 35.

(7)	Principal Lenders of the Company

		Number of Shares of the
	Outstanding Loan	Company Held by Lender	Ratio of Voting
Lender	(100 millions of yen)	(thousands of shares)	Rights (%)

Oita Canon Inc.	149	—	—
Nagahama Canon Inc.	56	—	—

Note:	The loans from the Company’s subsidiaries Oita Canon Inc. and Nagahama Canon Inc. are due to the comprehensive management of surplus assets of such subsidiaries by the Company for the purpose of improving the efficiency of group assets management.

(8)	Directors and Corporate Auditors of the Company

Directors

Position	Name	Business in Charge or Main Occupation

President & CEO	Fujio Mitarai
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Managing Director	Hironori Yamamoto	Group Executive of Core Technology Development Headquarters
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A. Inc.
Director	Tomonori Iwashita	Deputy Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Group Executive of Global Manufacturing Headquarters
Director	Masahiro Osawa*	Group Executive of Global Procurement Headquarters
Director	Keijiro Yamazaki*	Group Executive of Information & Communication Systems Headquarters
Director	Shunichi Uzawa*	President of SED Inc.
Director	Masaki Nakaoka*	Deputy Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu*	Group Executive of Leading-Edge Technology Development Headquarters; Deputy Group Executive of Core Technology Development Headquarters
Director	Shigeyuki Matsumoto*	Group Executive of Device Technology Development Headquarters
Director	Haruhisa Honda*	Chief Executive of Chemical Products Operations

Corporate Auditors

Position	Name	Business in Charge or Main Occupation

Corporate Auditor	Teruomi Takahashi*
Corporate Auditor	Kunihiro Nagata*
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Notes:	1.	Directors and Corporate Auditors with * were newly elected at the Ordinary General Meeting of Shareholders for the 103rd Business Term which was held on March 30, 2004, and assumed their positions accordingly.
	2.	Directors Mr. Ichiro Endo, Mr. Akira Tajima, Mr. Takashi Saito and Mr. Teruomi Takahashi, and Corporate Auditors Mr. Kohtaro Miyagi and Mr. Masaharu Aono retired at the end of the Ordinary General Meeting of Shareholders for the 103rd Business Term which was held on March 30, 2004.
	3.	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are outside Corporate Auditors defined by Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

(9)	Payment Amount as Compensation for the Accounting Auditor of the Company

     Amount of payment by the Company and its subsidiaries as compensation for the accounting auditor (Shin Nihon & Co.: Hibiya Kokusai Bldg., 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo) is as follows:

Amount

(i)	Total amount of payment by the Company and its subsidiaries as compensation for the accounting auditor	247 million yen

(ii)	Of the above amount (i), the amount of payment as remuneration for the auditing services defined in Article 2, Clause 1 of the Certified Public Accountant Law	239 million yen

(iii)	Of the above amount (ii), the amount of payment to the accounting auditor by the Company	46 million yen

Notes:	Within the audit agreement between the Company and the accounting auditor, remuneration amounts are determined on a lump-sum without a breakdown into separate remuneration amounts for auditing services in accordance with the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations and in accordance with the Securities and Exchange Law. Accordingly, the amounts shown in (iii) above represent total amounts of remuneration to the accounting auditor for their auditing services.

3.	Important Events Occurred after this Business Term in respect to the Canon Group’s Situation

     There is nothing to be mentioned specifically.

Note: From the previous term, the figures for amount stated in this Business Report are those rounded off to the nearest unit, provided that in respect to the net income per share, the figures are those rounded off to the second decimal places. The figures for the number of stock are those omitting the figures of less-than-one-unit shares.

Consolidated Balance Sheets

ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2004	2003
	(Audited)	(Audited)

Current assets:
Cash and cash equivalents	887,774	690,298
Marketable securities	1,554	1,324
Trade receivables	602,790	539,006
Inventories	489,128	444,244
Prepaid expenses and other current assets	250,906	255,905

Total current assets	2,232,152	1,930,777

Noncurrent receivables	14,567	16,543
Investments	97,461	78,912
Property, plant and equipment, net	961,714	846,433
Other assets	281,127	309,483

Total assets	3,587,021	3,182,148

LIABILITIES AND STOCKHOLDERS’ EQUITY		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2004	2003
	(Audited)	(Audited)

Current liabilities:
Short-term loans	9,879	39,136
Trade payables	465,396	391,181
Income taxes	105,565	83,064
Accrued expenses	205,296	193,657
Other current liabilities	197,029	120,265

Total current liabilities	983,165	827,303

Long-term debt, excluding current installments	28,651	59,260
Accrued pension and severance cost	132,522	238,001
Other noncurrent liabilities	45,993	30,843

Total liabilities	1,190,331	1,155,407

Minority interests	186,794	161,196
Commitments and contingent liabilities
Stockholders’ equity:
Common stock	173,864	168,892
[Authorized shares] (share)	[2,000,000,000]	[2,000,000,000]
[Issued shares] (share)	[887,977,251]	[881,338,645]
Additional paid-in capital	401,773	396,939
Retained earnings	1,740,834	1,450,440
Legal reserve	41,200	39,998
Other retained earnings	1,699,634	1,410,442
Accumulated other comprehensive income (loss)	(101,312)	(143,275)
Treasury stock	(5,263)	(7,451)
[Treasury shares] (share)	[1,120,867]	[1,606,513]

Total stockholders’ equity	2,209,896	1,865,545

Total liabilities and stockholders’ equity	3,587,021	3,182,148

Notes:
1.	Allowance for doubtful accounts:	¥11,657 million
2.	Accumulated depreciation:	¥1,173,305 million
3.	Accumulated other comprehensive Income (loss) includes amounts for foreign currency translation adjustments, net unrealized gain/loss on securities, net gain/loss on derivatives and minimum pension liability adjustments.
4.	Assets pledged as collateral (Property, plant and equipment):	¥11,247 million
5.	Guarantee obligations for bank loans taken out by employees as well as subsidiaries and affiliates:	¥43,634 million

Consolidated Statements of Income

Millions of yen
	Year ended	Year ended
	Dec. 31, 2004	Dec. 31, 2003
	(Audited)	(Audited)

Net sales	3,467,853	3,198,072
Cost of sales	1,754,510	1,589,172

Gross profit	1,713,343	1,608,900

Selling, general and administrative expenses	1,169,550	1,154,476

Operating profit	543,793	454,424

Other income (deductions):	8,323	(6,254)
Interest and dividend income	7,118	9,284
Interest expense	(2,756)	(4,627)
Other, net	3,961	(10,911)

Income before income taxes and minority interests	552,116	448,170

Income taxes	194,014	162,653
Income before minority interests	358,102	285,517
Minority interests	14,758	9,787

Net income	343,344	275,730

Note:
Net income per share
Basic	¥387.80	¥313.81
Diluted	¥386.78	¥310.75

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS
SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations for the Japanese Commercial Code. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

2.	Cash Equivalents
Canon considers all highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

3.	Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

4.	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

5.	Marketable Securities
Canon accounts for its debt and equity securities in accordance with Statement of Financial Accounting Standards No.115, “Accounting for Certain Investments in Debt and Equity Securities”. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

6.	Property, Plant and Equipment
Property, plant and equipment are depreciated principally by the declining-balance method.

7.	Goodwill and Other Intangible Assets
Goodwill and intangible assets with an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets”. Intangible assets with estimate useful lives are amortized over the respective estimated useful lives.

8.	Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

9.	Standard for allowances
(Allowance for doubtful accounts)
An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.

(Accrued pension and severance cost)
In accordance with Statement of Financial Accounting Standards No.87, “Employers’ Accounting for Pensions”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) by the straight-line method over the average remaining service period of employees.

10.	Earnings per Share
Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later).

Audit Report of Accounting Auditor on Consolidated
Balance Sheets and Consolidated Statements of Income
(Certified Copy)

Audit Report of Independent Auditor

February 3, 2005

To the Board of Directors of
Canon Inc.

Shin Nihon & Co.

Toshio Matsumura Certified Public Accountant Representative Partner Partner in Charge

Michio Shibuya Certified Public Accountant Representative Partner Partner in Charge

Hideo Kojima Certified Public Accountant Representative Partner Partner in Charge

Eiichi Wada Certified Public Accountant Representative Partner Partner in Charge

     We have examined the consolidated financial statements of Canon Inc. for the 104th business term from January 1, 2004 to December 31, 2004, namely, the consolidated balance sheets and the consolidated statements of income, for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and the responsibility of our Audit Corporation is to express our opinion on the consolidated financial statements from an independent position.

     We conducted our audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require that our Audit Corporation obtain reasonable assurance that there are no material false representations in the consolidated financial statements. The audit is conducted on a test basis and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. Our Audit Corporation has determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion. Also, the audit includes the examination of the subsidiary or affiliated corporations, which we considered to be necessary.

     As a result of the audit, our opinion is that the above consolidated financial statements present fairly the status of assets and earnings of the Company and its consolidated subsidiaries in conformity with laws, regulations and the Articles of Incorporation of the Company.

     Our Audit Corporation or Partners in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Audit Report of Board of Corporate Auditors on Consolidated
Balance Sheets and Consolidated Statements of Income
(Certified Copy)

Audit Report on the consolidated financial statements

     The Board of Corporate Auditors has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding consolidated financial statements (the consolidated balance sheets and the consolidated statement of income) during the 104th business term from January 1, 2004 to December 31, 2004, and has prepared this Audit Report upon deliberation, and hereby report as follows:

1.	Outline of Corporate Auditors’ Auditing Methods

     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations of the consolidated financial statements from the Directors, etc. and the accounting auditors, and conducted the audit.

2.	Results of Audit

     The methods and results of the audit made by the accounting auditor, Shin Nihon & Co., an incorporated auditing firm, are found to be proper.

     February 4, 2005

Board of Corporate Auditors, Canon Inc.
Teruomi Takahashi	Corporate Auditor
Kunihiro Nagata	Corporate Auditor
Tadashi Ohe	Corporate Auditor
Tetsuo Yoshizawa	Corporate Auditor

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

Non-Consolidated Balance Sheets

ASSETS		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2004	2003

Current Assets	1,366,343	1,151,428

Cash and deposits	294,479	197,700
Notes receivable	236,935	196,415
Accounts receivable	503,361	454,520
Marketable securities	132	63
Finished goods	110,265	84,955
Work in process	86,707	90,773
Raw materials and supplies	3,342	2,959
Deferred tax assets	24,956	24,351
Short-term loans receivable	10,334	21,868
Other current assets	98,705	84,870
Allowance for doubtful receivables	(2,873)	(7,046)

Fixed Assets	1,018,460	907,889

Property, Plant And Equipment	569,392	461,971
Buildings	252,720	213,147
Machinery	108,439	88,573
Vehicles	382	181
Tools and equipment	45,194	43,616
Land	96,875	92,413
Construction in progress	65,782	24,041

Intangibles	19,834	19,422
Industrial property rights	481	190
Facility utility rights	443	467
Software	18,910	18,765

Investments	429,234	426,496
Marketable securities-noncurrent	37,139	42,665
Investment in affiliated companies	308,453	303,184
Long-term loans receivable	5,513	7,027
Long-term pre-paid expenses	11,063	8,438
Deferred tax assets-noncurrent	62,421	59,758
Guarantees	2,888	3,130
Other noncurrent assets	1,854	2,334
Allowance for doubtful receivables-noncurrent	(97)	(40)

TOTAL ASSETS	2,384,803	2,059,317

Notes:

1.	Current receivable from affiliated companies	794,960 million yen
	Noncurrent receivable from affiliated companies	5,507 million yen
	Current payable to affiliated companies	266,266 million yen
2.	Accumulated depreciation of property, plant and equipment	632,183 million yen

LIABILITIES AND STOCKHOLDERS’ EQUITY		Millions of yen
	As of Dec. 31,	As of Dec. 31,
	2004	2003

Current Liabilities	637,853	497,954
Notes payable	20,558	15,360
Accounts payable	308,707	265,848
Short-term loans	37,732	49,603
Other payable	92,402	37,278
Accrued expenses	57,031	49,980
Accrued income taxes	81,387	62,713
Deposits	9,019	7,641
Accrued bonuses for employees	4,677	4,541
Other current liabilities	26,340	4,990

Noncurrent Liabilities	95,543	117,203
Convertible debenture	1,796	11,734
Long-term debts	—	1
Accrued pension and severance cost	92,595	104,230
Accrued directors’ retirement benefits	1,152	1,238

TOTAL LIABILITIES	733,396	615,157

Common Stock	173,864	168,892

Capital Surplus	305,392	300,428
Additional paid-in capital	305,392	300,426
Other capital surplus	—	2

Retained Earnings	1,168,877	974,276
Legal reserve	22,114	22,114
Reserve for special depreciation	9,071	3,896
Reserve for deferral of capital gain on property	7	9
Special reserves	889,828	719,428
Unappropriated retained earnings	247,857	228,829

Net Unrealized Gains (Losses) on Securities	8,537	8,015

Treasury Stock	(5,263)	(7,451)

TOTAL STOCKHOLDERS’ EQUITY	1,651,407	1,444,160

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,384,803	2,059,317

3.	Contingent liabilities
	Guarantees	34,537 million yen
	Letter of awareness and others	501 million yen

4.	The amount not allowed for dividend by the Commercial Code in the retained earnings and unrealized gain	8,441 million yen

Non-Consolidated Statements of Income

Millions of yen
	Year ended	Year ended
	Dec. 31, 2004	Dec. 31, 2003

OPERATING PROFIT AND LOSS

Operating Revenue	2,278,374	2,023,722
Net sales	2,278,374	2,023,722

Operating Expenses	1,895,090	1,703,683
Cost of sales	1,433,570	1,250,336
Selling, general and administrative expenses	461,520	453,347

OPERATING PROFIT	383,284	320,039

OTHER INCOME AND EXPENSE

Other Income	59,326	51,847
Interest income	554	493
Dividend income	12,631	9,457
Rental income	13,622	10,672
Patent royalties	22,357	21,691
Miscellaneous income	10,162	9,534

Other Expense	46,360	51,270
Interest expense	106	252
Selling charge for export bills	—	6
Depreciation of rental assets	12,003	9,482
Loss on disposal and write-off of inventories	10,248	19,827
Foreign exchange loss	15,832	16,253
Miscellaneous loss	8,171	5,450

ORDINARY PROFIT	396,250	320,616

NON-ORDINARY INCOME AND LOSS

Non-Ordinary Income	7,026	46,425
Gain on sales of fixed assets	12	18
Gain on sales of marketable securities-noncurrent	3,571	—
Gain on sales of investments in affiliated companies	3,443	527
Gain on exemption from the substitutional portion of the employee’s pension fund	—	45,880

Non-Ordinary Loss	17,453	6,291
Loss on sales and disposal of fixed assets	7,000	6,291
Loss on impairment of fixed assets	10,453	—

INCOME BEFORE INCOME TAXES	385,823	360,750
Income taxes — Current	139,908	113,001
— Deferred	(3,336)	19,082

NET INCOME	249,251	228,667
Unappropriated retained earnings brought forward from previous term	22,277	13,340
Interim dividends	22,160	13,178
Loss on sales of treasury stock	1,511	—

UNAPPROPRIATED RETAINED EARNINGS	247,857	228,829

Notes:
1.	Transactions with affiliated companies:	Sales	2,220,745 million yen
		Purchase	1,316,093 million yen
		Other transaction	30,761 million yen
2.	Net income per share		281.30 yen

Significant Accounting Policies

1.	Valuation of Securities
(1)	Securities of affiliates — stated at cost based on the moving average method.
(2)	Other securities
Securities with quotation — stated at fair value (unrealized holdings gains and losses are reported in stockholders’ equity, when sold, the cost is based on the moving average method.)
Securities without quotation — stated at cost based on the moving average method.

2.	Valuation of Inventories
(1)	Finished goods, work in process — valued at cost based on the periodic average method.
(2)	Raw materials and supplies — valued at cost based on the moving average method.

3.	Depreciation Method for Fixed Assets
(1)	Property, plant and equipment — calculated by declining-balance method according to the Corporation Tax Law, except for buildings acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets — calculated by straight-line method according to the Corporation Tax Law, except for software to be sold by straight-line method over the estimated economic life of the product and internal-use software by straight-line method over the estimated useful life.

4.	Deferred Charges — The items which can be deferred under the Commercial Code are charged to operations as incurred.

5.	Standard for Allowances
(1)	Allowance for doubtful accounts — provided as a general provision for uncollectible receivables.
(2)	Accrued bonuses for employees — provided as a general provision for bonus payable to employees for the current term.
(3)	Accrued pension and severance cost — provided as a general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and unrecognized loss is to be amortized by straight-line method with average remaining service periods.
(4)	Accrued directors’ retirement benefits — provision for directors’ retirement benefits are made in the amount which would be required in accordance with management policy. This provision is made as required by the implementing regulation of the Japanese Commercial Code. Section 43.

6.	Hedge accounting
(1)	Hedge accounting — deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged assets/liabilities
Hedging instrument — derivative transaction (foreign exchange contract)
Hedged assets/liabilities — accounts receivables denominated in foreign currency for forecasted transaction.
(3)	Hedge policy — derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.
(4)	Assessment of hedge effectiveness — foreign exchange contract due to the same quantity of the same underlying at same time, is fully effective.

7.	Consumption Taxes — excluded from the statements of income and are accumulated in other receivables or other payables.

(Impairment of fixed assets)
The Company has adopted Accounting Standard for Impairment of Fixed Assets (“Opinion concerning Establishment of Accounting Standard for Impairment” (Business Accounting Council, August 9, 2002)) and Accounting Standards Board of Japan implementation No. 6” implementation Guidance for Standard Accounting for Impairment of Fixed Assets” (Accounting Standards Board of Japan, October 31, 2003) As a result, Income before income taxes has decreased by ¥10,453 million.

(Special regulation about explanatory note to financial statements)
As from this period, the term which can be defined under the implementing regulation of the Japanese Commercial Code Section 48 is classified by affiliated companies.

Proposal of Profit Appropriation

	2004	2003

Unappropriated retained earnings	¥247,857,017,254	¥228,829,176,947

Reversal of reserve for special depreciation	2,342,492,741	893,810,204

Reversal of reserve for deferral of capital gain on property	1,927,572	2,677,184

Total	250,201,437,567	229,725,664,335

The above amount shall be appropriated as follows:

Cash dividends	35,474,255,360	30,790,624,620
	(¥40 per share)	(¥35 per share)

Directors’ bonuses	199,500,000	189,000,000

Reserve for special depreciation	6,608,833,916	6,068,636,774

Reserve for deferral of capital gain on property	—	170,918

Special reserves	179,000,000,000	170,400,000,000

Total	221,282,589,276	207,448,432,312

Unappropriated profit carried forward to the next term	¥28,918,848,291	¥22,277,232,023

Note to Proposal of Profit Appropriation
Interim dividends of ¥22,160,106,425 (¥25 per share) was paid on August 27, 2004.

Audit Report of Accounting Auditor
(Certified Copy)

Audit Report of Independent Auditor

January 26, 2005

To the Board of Directors of
Canon Inc.

Shin Nihon & Co.

Toshio Matsumura
Certified Public Accountant
Representative Partner
Partner in Charge

Michio Shibuya
Certified Public Accountant
Representative Partner
Partner in Charge

Hideo Kojima
Certified Public Accountant
Representative Partner
Partner in Charge

Eiichi Wada
Certified Public Accountant
Representative Partner
Partner in Charge

     We have examined the financial statements of Canon Inc. for the 104th business term from January 1, 2004 to December 31, 2004, namely, the balance sheets, the statements of income, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the accompanying detailed statements (limited to matters concerning accounting), for the purpose of reporting under the provisions of Article 2, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations. With respect to the aforementioned business report and the accompanying detailed statements, our examination was limited to those matters based on the accounting records of the Company. Responsibility as to the preparation of such financial statements and the accompanying detailed statements lies with the management of the Company, and the responsibility of our Audit Corporation is to express our opinion on the financial statements and the accompanying detailed statements from an independent position.

     We conducted our audit in accordance with the auditing standards generally accepted in Japan. The auditing standards require that our Audit Corporation obtain reasonable assurance that there are no material false representations in the financial statements and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. Our Audit Corporation has determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion. Also, the audit includes the examination of the subsidiary corporations, which we considered to be necessary.

     As a result of the audit, our opinion is as follows.

(1)	The balance sheets and the statements of income present fairly the status of assets and earnings of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(2)	The business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, regulations and the Articles of Incorporation of the Company.

(3)	The proposal of profit appropriation has been prepared in conformity with laws, regulations and the Articles of Incorporation of the Company.

(4)	With respect to the accompanying detailed statements, as far as the accounting data included in such accompanying detailed statements are concerned, there are none to be pointed out under the provisions of the Commercial Code.

     Our Audit Corporation or Partners in Charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Audit Report of Board of Corporate Auditors
(Certified Copy)

Audit Report

     The Board of Corporate Auditors, has received reports from each Corporate Auditor on the auditing methods and the auditing results regarding the performance by the Directors of their duties during the 104th business term from January 1, 2004 to December 31, 2004, and has prepared this Audit Report upon deliberation, and hereby report as follows:

1.	Outline of Corporate Auditors’ Auditing Methods

     In accordance with the auditing policies, share of assignment, etc. stipulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings; received reports of execution of duty from Directors, etc.; inspected important decision documents, etc.; investigated the activities and assets of the headquarters and of other principal places of business; and also demanded the subsidiaries, as the occasion demands, to render reports on their business operations. In addition, we also received reports and explanations from accounting auditors and examined the accounting documents and accompanying detailed statements.

     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we made detailed investigations and demanded reports to the Directors, etc., as the occasion demands, in addition to methods of audit mentioned above.

2.	Results of Audit

(1)	The methods and results of the audit made by the accounting auditor, Shin Nihon & Co., an incorporated auditing firm, are found to be proper.

(2)	The business report is found to accurately present the status of the Company in conformity with the laws, regulations and Articles of Incorporation.

(3)	The proposition of profit appropriation is found to have nothing to be pointed out in light of the status of corporate assets and other circumstances.

(4)	The accompanying detailed statements are found to accurately present the matters to be stated therein and to have nothing to be pointed out.

(5)	In connection with the performance by the Directors of their duties, including the duties relating to the subsidiaries, no dishonest act or significant fact of a violation of laws, regulations, or the Articles of Incorporation is found to exist.

     Regarding competitive transactions by Directors, transactions between Directors and the Company bearing a conflict of interests, gratuitous offering of proprietary profit by the Company, any transaction not customary in nature between the Company and its subsidiaries or shareholders, and the acquisition, disposal, and other transactions involving the Company’s own shares, we find that there is no breach of duties on the part of the Directors.

      January 27, 2005

Board of Corporate Auditors, Canon Inc.
Teruomi Takahashi	Corporate Auditor
Kunihiro Nagata	Corporate Auditor
Tadashi Ohe	Corporate Auditor
Tetsuo Yoshizawa	Corporate Auditor

Note:	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

(The above are the materials attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 104th Business Term.)

INFORMATION ON SHARES

Closing of accounts:
December 31 of each year

Ordinary general meeting of shareholders:
March of each year

Record date for above:
December 31 of each year

Certain date for interim dividends:
June 30 of each year

Transfer agent:
Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722 Telephone: 03(5213)5213

Intermediary office:
Branches of Mizuho Trust & Banking Co., Ltd. Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of share:
100 shares

Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

* As of May 6, 2004, the Company has changed the number of shares to constitute one unit of share from 1,000 shares to 100 shares.

Registered Head Office 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Telephone: 03(3758)2111
URL
Canon Inc.	canon.jp
Canon Worldwide Network	www.canon.com

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